Arco-Iris Gold Corporation

Suite 22, Postnet P.O. Box 1006

Plettenberg Bay, 6600

South Africa

October 28, 2014

Via EDGAR

John Reynolds, Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re: Arco-Iris Gold Corporation

Amendment No. 4 to Registration Statement on Form S-1

Filed October 10, 2014

File No. 333-190929

Dear Mr. Reynolds:

We hereby submit the responses of Arco-Iris Gold Corporation (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) contained in your letter, dated October 24, 2014, to Ms. Stacy Aaron of the Company with regard to the above-referenced Registration Statement on Form S-1 filed on October 10, 2014 (“Form S-1”).

For convenience of reference, each Staff comment contained in your letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in your letter, and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in Form S-1, as amended by the amendment(s).

In connection with the comment letter, we respectfully request the Staff to consider the following:

Claim Information and Property Ownership, page 24

1.	We note the statement that to maintain a claim in good standing a payment must be made before September 1 of each year. Please clarify if a payment was made on or before September 1, 2014 for the current year.

RESPONSE:	We respectfully information the Staff that we have revised our relevant disclosure on page 24 to the following:

The assessment obligations for the claim to the U.S. Department of the Interior – Bureau of Land Management are current for the 2014-2015 year. The Company paid the mining claim maintenance fee of a total of $155.00 prior to September 1, 2014 to maintain the claim in good standing until September 1, 2015.

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact Gregg E. Jaclin, Esq. of Szaferman, Lakind, Blumstein & Blader, PC, our outside special securities counsel at (609) 275-0400.

Sincerely,

Arco-Iris Gold Corporation

By: /s/Stacey Aaron

Name: Stacey Aaron

Title: Chief Executive Officer